File No. 82-34956
Furnished pursuant to Rule 12g3-2(b)

DIAMYD MEDICAL

PROMINENT PROFESSOR AS LEAD INVESTIGATOR FOR DIAMYD STUDIES IN THE U.S.A

Press release: Stockholm – August 10, 2006 – Diamyd Medical AB
(SWEDEN OMXS: DIAM B; U.S.A ADR: DMYDY)

Diamyd Medical announces that one of the world's leading clinicians and researchers in diabetes, Professor Jerry Palmer, Seattle, USA, has agreed to be Lead Investigator if studies on type 1 diabetes patients will be started in the U.S.A.

Diamyd Medical plans to present results from their Phase II study with 70 children and adolescents with type 1 diabetes, on August 25, 2006. A scientific presentation will follow in September, by Professor Johnny Ludvigsson at the European Diabetes Congress, EASD, in Copenhagen. In addition, Professors Åke Lernmark and Carl-David Agardh at the University Hospital of Malmö, MAS, have invited world experts on diabetes to a meeting in Malmo on September 16 at which discussions of the results from the study will be included.

Diamyd Medical is meanwhile preparing for new clinical trials in the U.S.A. For these, Professor Jerry Palmer, Head of the Diabetes Endocrinology Research Center at the University of Washington in Seattle, has agreed to be involved as Lead Investigator. Professor Palmer is one of the world's leading authorities in type 1- and in type 2 diabetes, and has extensive experience from clinical trials.

"It will be exciting when the results from the type 1 diabetes study are presented and I hope for success", says Professor Palmer. "I have followed The Story of GAD right from the beginning and I am very interested in helping to bring this development forward. Diamyd Medical's selection to measure endpoints such as the levels of C-peptide, and in particular meal stimulated C-peptide levels, is in my opinion the most accurate parameters for clinical trials to show whether a drug can maintain function of pancreatic beta cells in type 1 diabetes patients".

About Diamyd Medical
Diamyd Medical is a Life Science company focused on developing treatments for diabetes and its complications. The Company's furthest developed project is the GAD-based drug Diamyd™ against autoimmune diabetes. Diamyd™ is currently involved in two ongoing clinical Phase II trials of both type 1- and type 2 diabetes patients.

GAD65 is a dominating autoantigen in autoimmune diabetes and is the active substance in Diamyd™. GAD65 is also an enzyme that converts the excitatory neurotransmittor glutamate to the inhibitory transmittor GABA. In this context GAD may have an important role not only in diabetes, but also in several CNS-related diseases. Diamyd Medical has an exclusive world-wide license from the UCLA in Los Angeles regarding the therapeutic use of the GAD65 gene.

Diamyd Medical has outlicensed the use of the GAD65-gene to Neurologix Inc., New York, for treatment of Parkinson's disease and clinical Phase I studies are ongoing.

Other projects comprise drug development within gene therapy using the patent protected NTTDS system (Nerve Targeted Drug Delivery System). The projects mainly make use of Enkephalin and GAD and are targeted for chronic pain e.g. diabetes pain or cancer pain. All projects in this field are in preclinical phases.

Diamyd Medical has offices in Stockholm (Sweden) and in Pittsburgh (U.S.A) and its shares are quoted at the Stockholmborsen O-List (OMX:DIAM B). The Diamyd share is also traded in the U.S.A. through a Level 1 ADR program administered by the Bank of New York. (ticker symbol: DMYDY). Further information is to be found on the Company's website; www.diamyd.com.

Contact Information

Anders Essen-Möller
President
Tel: +46 (0) 8-661-0026
Cell: +46-70-551-0679
E-mail: Anders.Essen-Moller@Diamyd.com

Diamyd Medical AB (publ). Linnégatan 89 B, SE-115 23 Stockholm, Sweden. Tel: +46 8 661 00 26, fax: +46 8 661 63 68 or email: info@diamyd.com. VATno: SE556530-142001.

DIAMYD MEDICAL

DIAMYD MEDICAL OUTLICENSES GENE TO NEUROLOGIX FOR TREATMENT OF PARKINSON'S DISEASE

Press Release: Stockholm, Sweden – August 7, 2006 – Diamyd Medical AB
(SWEDEN OMXS: DIAM B; USA ADR: DMYDY)

Diamyd Medical announces that it has entered into a non-exclusive license agreement by which Neurologix, Inc., Fort Lee, N.J. (OTCBB: NRGX), obtained rights to use the GAD65 molecule in its development of a therapeutic treatment for Parkinson's disease. Terms of the agreement include a license execution payment of US $500,000, annual fees of US$ 75,000 from year 2008 as well as milestones and royalties on commercial sales.

The news come at an exciting time for Diamyd Medical AB, which will present results of a phase II study with its GAD-based Diamyd™ for Type 1-diabetes later this month.. "This sublicense agreement for Parkinson's disease demonstrates the broad potential for the GAD65-molecule in diseases of the central nervous system (CNS). And in these diseases its therapeutic mechanism is very different from what it is when treating diabetes," said Anders Essen-Moller, CEO and President of Diamyd Medical. "Neurologix was first in the world to successfully use GAD-gene therapy in human clinical trials for Parkinson's disease and we believe that Neurologix is well-positioned to aggressively advance its Parkinson's drug towards market commercialization."

While GAD65 is a major autoantigen in autoimmune diabetes, it is also an enzyme that converts the excitatory neurotransmittor glutamate to the inhibitory transmittor GABA. In this context GAD65 may come to play an important role not only in diabetes treatment but also in treatments of several CNS-related disease states including but not limited to Parkinson's disease. Diamyd Medical has a worldwide exclusive license from University of California at Los Angeles for the therapeutic use of the GAD65 gene. It is the use of this gene for Parkinson's disease that now has been sublicensed to Neurologix.

About 1.5 million people in the U.S have Parkinson's disease and around 40,000 new patients are diagnosed with the disease every year. The annual direct health care costs are estimated to US $5.6 billion. "If Neurologix's Parkinson's therapy is successful with annual sales reaching US $500 million or more, the annual royalty streams under the terms of the present non-exclusive sublicense agreement may potentially reach tens of millions of dollars," concluded Mr. Essen-Moller.

About Diamyd Medical

Diamyd Medical is a Life Science company focusing on development of pharmaceuticals for treatment of diabetes and its complications. The most advanced project is the GAD-based therapeutic Diamyd™ for autoimmune diabetes. This candidate drug is currently in phase II clinical trials encompassing both Type 1- and Type 2-diabetes.

Diamyd Medical has outlicensed the GAD65 gene for treatment of Parkinson's disease to Neurologix, Inc., Fort Lee, New Jersey, and phase I clinical trials are ongoing.

Other projects include gene therapy projects based on the Company's Nerve Targeted Drug Delivery System (NTDDS). These programs encompass Enkephalin-NP2 and GAD-NG2 gene delivery targeting chronic pain such as pain caused by for example diabetes, but also included are a cancer project and development projects together with third parties. All of these projects are in the preclinical phase.

Diamyd Medical has offices in Stockholm (Sweden) and Pittsburgh (USA) and is registered on the Stockholm Stock Exchange O-list (OMX: DIAM B) and in the USA (ADR Level 1: DMYDY) administered by Bank of New York. See also www.diamyd.com.

About Neurologix, Inc.
Neurologix, Inc. is a development-stage company which is engaged in the research and development of proprietary treatments for disorders of the brain and central nervous system, primarily utilizing gene therapies. The Company's initial development efforts are focused on gene therapy for treating Parkinson's disease, epilepsy and Huntington's disease. Neurologix's core technology, "NLX," is currently being tested in a Company-sponsored phase I human clinical trial to treat Parkinson's disease.

Contact Information

Anders Essen-Moller
President
Tel: +46 (0) 8-661-0026
Cell: +46-70-551-0679
Email: Anders.Essen-Moller@Diamyd.com

Diamyd Medical AB (publ). Linnégatan 89 B, SE-115 23 Stockholm, Sweden. Tel: 08-661 00 26, fax: 08-661 63 68 or email: info@diamyd.com. Corp ID: 556530-1420.